

10026780

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5112Y

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Growth Partners, Inc., DBA P/B Growth Group*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____31 Furrow Lane_____
(No. and Street)

_____Bell Canyon, CA   91307_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Jeffrey R. Knakal_____ _____818-713-8000_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Bonfiglio + Associates_____
(Name – if individual, state last, first, middle name)

_____900 South Avenue (#101), Staten Island, NY   10314_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SEC
Mail Processing
Section

FEB 2 4 2010

Washington, DC

122

OATH OR AFFIRMATION

I, _Jeffrey R. Knakal_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Group Partners, Inc, DBA The Group Group_ , as of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____ Signature

_____ _President_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH PARTNERS, INC. dba
THE GROWTH GROUP
FINANCIAL STATEMENT
DECEMBER 31, 2009

BONFIGLIO & ASSOCIATES, LLC

900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
TEL: (718) 370-9779
FAX: (718) 370-2910
www.bonfigliogroup.com

<u>INDEPENDENT AUDITOR'S REPORT</u>

February 1, 2010

Growth Partners, Inc.
Attn: Board of Directors and Stockholders
31 Flintlock Lane (Suite 200)
Bell Canyon, CA 91307

We, a registered Public Company Accounting Oversight Board ("PCAOB") member, have audited the accompanying balance sheet of Growth Partners, Inc., dba The Growth Group as of December 31, 2009, and the related statements of income, cash flow and retained earnings for the year ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion regarding these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or omission. An audit includes examining, on a test-basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Growth Partners as of December 31, 2009, and the results of its operations and its cash flows for the year-ended in conformity with generally accepted accounting principals.

Sincerely,

Thomas J. Bonfiglio
President

GROWTH PARTNERS, INC dba THE GROWTH GROUP

BALANCE SHEET

(Statement of Financial Condition: Item b)

Current Assets		
Cash	$ 9,518	
Total Current Assets	9,518	
TOTAL ASSETS		**9,518**
Current Liabilities	0	
TOTAL LIABILITIES	0	
Equity		
Paid in Capital	418,023	
Retained Earnings	1,755,346	
Draw	(2,163,851)	
Total Equity	9,518	
Total Liabilities & Equity		**9,518**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

INCOME STATEMENT

(Statement of Income (Loss): Item c)

Income

Sales	458,371
Total Income	458,371
Gross Profit	458,371

General & Administrative Expenses

(See Schedule A)	(142,676)
Net Income (Loss)	**315,695**

SCHEDULE A

G&A Expenses

Consulting	55,740	
Bank & Credit Card Fees	70	
Donations	324	
Employee Benefits	11,211	
Entertainment	4,765	
Information & Research	3,297	
License & Fees	787	
Postage Expenses	1,900	
Printing	4,102	
Professional Fees	3,000	
Rent	20,250	
Supplies & Maintenance	9,914	
Taxes Paid	2,396	
Telephone Expense	2,829	
Transportation Expenses	9,606	
Travel Expenses	2,651	
Utility/Insurance/Fees Expense	9,834	
Total G & A		**142,676**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CASH FLOWS

(Statement of Changes in Financial Condition: Item d)

Cash Flow From Operating Activities

Net Income	315,695

Cash Flow From Financing Activities

Distribution Paid	(325,000)
Increase in Capital	0
Total Cash Flow-Financing Activity	(325,000)

Net Increase/Decrease in Cash

	(9,305)

Cash: Beginning of Period 18,823

Cash: End of Period 9,518

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Changes in Stockholders Equity

(Statement of Changes in Stockholders Equity: Item e)

	December 31, 2008	Changes	December 31, 2009
Paid in Capital	418,023	0	418,023
Retained Earnings	1,439,651	315,695	1,755,346
Drawings	(1,838,851)	(325,000)	(2,163,851)
Total Equity	**18,823**	**9,305**	**9,518**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Changes in Liabilities Subordinated to General Creditors

(Statement of Changes in Liabilities Subordinated to Claims of Creditors: Item f)

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

COMPUTATION OF NET CAPITAL

(Computation of Net Capital: Item g)

1) Total Ownership Equity	9,518
2) Deduct: Ownership Equity Not Allowable	0
3) **Total Ownership Equity for Net Capital**	**9,518**

4) Additions: (Subordinated liabilities, other deductions, etc.)	0
5) **Total Capital**	**9,518**
6) Deduction and/or Charges	0
7) Other Additional and Credits	0
8) **Net Capital (before haircuts)**	**9,518**
9) Haircuts	0
10) **Net Capital**	**9,518**
11) Minimum Net Capital Required (Aggregate Indebtedness)	0
12) Minimum Net Capital Requirement	5,000
13) Net Capital Requirement (greater of line 11 or 12)	5,000
14) Excess Net Capital (line 10 less 13)	4,518
15) **Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)**	**9,518**

GROWTH PARTNERS IS FULLY COMPLIANT WITH THE NET CAPITAL REQUIREMENT.

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

(Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3: Item h)

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3 (k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination of Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Possession or Control
Requirements Under Rule 15c3-3

(Information Relating to the Possession or Control Requirements Under Rule 15c3-3: Item i)

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement Regarding Material Differences

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule
15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A
of Rule 15c3-3: Item j)

"In accordance with Rule 17a-5(d)(4), <u>NO</u>   material differences exist
between the audited Computation of Net Capital and the broker-dealer's
(Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA.

As such, no reconciliation is needed or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement Regarding Material Inadequacies

(A report describing any material inadequacies found to exist or found to have existed since the date
of the previous audit: Item n)

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."

GROWTH PARTNERS, INC dba THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., dba The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, The Growth Group provides advisory services to companies seeking to purchase another company, or The Growth Group provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The Growth Group will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Growth Group does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts any activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt of line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of The Firm, and is an accurate expression of Shareholders Equity.

By:_____
BONFIGLIO & ASSOCIATES

Growth Partners, Inc.
Attn: Board of Directors

RE: STATEMENT OF INTERNAL CONTROLS

Dear Director:

In planning and performing our audit of the financial statements and supplemental schedules of Growth Partners, Inc., DBA The Growth Group (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion regarding the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a05(g)(1) in making the periodic computations of Aggregate Indebtedness (or aggregated debts) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.) Making quarterly securities examinations, counts, verifications, and comparisons;
2.) Recordation of differences required by Rule 17a-13; and,
3.) Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the Company's employee in the normal course of performing his assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC and other regulatory agencies that rely on the Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Bonfiglio & Associates
Staten Island, New York